UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

HENRY SCHEIN, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	0-27078	11-3136595
(State or other jurisdiction	(Commission File	(IRS Employer
of incorporation)	Number)	Identification No.)

135 DURYEA ROAD, MELVILLE, NEW YORK	11747
(Address of principal executive offices)	(Zip Code)

Walter Siegel, Senior Vice President and General Counsel	(631) 843-5500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2020 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure

Item 1.01.  Conflict Minerals Disclosure and Report

This report for the calendar year ended December 31, 2020 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”).  The Rule imposes certain reporting obligations on Securities and Exchange Commission registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten.  These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant conducts a Reasonable Country of Origin Inquiry (“RCOI”) and determines that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they are required only to submit a Form SD, which describes the RCOI.

Although a substantial percentage of the products we sell are purchased from third-party suppliers as finished products, we manufacture or contract with third parties to manufacture a small portion of our product portfolio.  We determined that certain of those products contain conflict minerals that are necessary to their functionality or production.

To determine if the conflict minerals in our manufactured and other covered products originated from sources in the Covered Countries, we conducted a RCOI in good faith.  We surveyed all known suppliers from whom we purchase materials containing the conflict minerals.  Where such suppliers did not initially provide sufficient information, we used the Conflict Minerals Reporting Template (a supply chain survey designed to identify smelters and refiners that process the necessary conflict minerals contained in our products) to obtain the relevant data.  All such suppliers provided to us one or more of the following:

•	the policy they have in place to not purchase any products containing conflict minerals originating from the Covered Countries;

•	confirmation that their suppliers have affirmed to them that they have not provided any materials containing conflict minerals originating from the Covered Countries; and/or

•

the name of the smelter from whom the product originated and we identified said smelter as certified Conflict-Free using the Conflict Free-Sourcing Initiative’s web-site listing of conflict-free smelters.

As a result of our RCOI, we have no reason to believe that our necessary conflict minerals may have originated in the Covered Countries.

This Form SD is publicly available at investor.henryschein.com.  The website and information accessible through it are not incorporated into this document.

Item 1.02.  Exhibit

Not applicable.

Section 2 – Exhibits

Item 2.01.  Exhibits

            Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HENRY SCHEIN, INC.

By: /s/ Walter Siegel
Walter Siegel
Senior Vice President and General Counsel

Dated: May 26, 2021